Filed Pursuant to Rule 424(b)(3)

Registration No. 333-250964

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated December 4, 2020)

Up to 42,437,330 Shares of Common Stock

166,333 Warrants to Purchase Common Stock

This prospectus supplement no. 2 (this “prospectus supplement”) amends and supplements the prospectus dated December 4, 2020 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-250964). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and warrants are listed on The Nasdaq Capital Market under the symbols “CERE” and “CEREW”, respectively. On January 20, 2021, the closing price of our common stock was $14.48 per share and the closing price of our warrants was $4.15 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 21, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2021

CEREVEL THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39311	98-1533670
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

222 Jacobs Street, Suite 200

Cambridge, MA 02141

(Address of principal executive offices, including zip code)

(844) 304-2048

(Registrant’s telephone number, including area code)

131 Dartmouth Street, Suite 502

Boston, MA 02116

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CERE	The Nasdaq Capital Market
Warrants to purchase one share of common stock at an exercise price of $11.50	CEREW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 20, 2021, upon the recommendation of the Nominating and Corporate Governance Committee of the Board of Directors (the “Board”) of Cerevel Therapeutics Holdings, Inc. (the “Company”), the Board increased the size of the Board to 11 directors and appointed Deval L. Patrick and Deborah Baron to serve on the Board, effective immediately. Mr. Patrick shall serve as a Class III director until his term expires at the 2023 annual meeting of stockholders and Ms. Baron shall serve as a Class II director until her term expires at the 2022 annual meeting of stockholders. The Board determined that Mr. Patrick and Ms. Baron are each independent under the listing standards of The Nasdaq Capital Market.

Deval L. Patrick has served as the founder and chairman of TogetherFUND, a political action committee that supports progressive politics and grassroots groups working to drive turnout and engagement among disenfranchised and marginalized voters, since May 2020. From April 2015 to December 2019, Mr. Patrick served as a managing director of Bain Capital LLC, where he founded and led a growth equity fund focused on delivering competitive financial returns and positive social impact. Previously, from January 2007 to January 2015, Mr. Patrick served as Massachusetts’ first African-American governor. Prior to his tenure in government, from 2000 to 2004, Mr. Patrick served as the executive vice president and general counsel at The Coca-Cola Company. Previously, from 1998 to 1999, he served as vice president and general counsel at Texaco Inc., until its acquisition by Chevron Corporation. Mr. Patrick also previously served as a partner in two Boston law firms and, from 1994 to 1997, served as the Assistant Attorney General of the United States for Civil Rights in the Department of Justice. Since 2015, Mr. Patrick has served on the boards of directors of Global Blood Therapeutics, Inc., where he is also a member of its audit and compensation committees, and of American Well Corporation. Mr. Patrick also currently serves on the boards of directors of Twilio Inc. and a number of private companies. Mr. Patrick is a Rockefeller Fellow, a Crown Fellow of the Aspen Institute, and the author of two books, A Reason to Believe: Lessons from an Improbable Life and Faith in the Dream: A Call to the Nation to Reclaim American Values. Mr. Patrick received his B.A. in English and American Literature from Harvard University and a J.D. from Harvard Law School.

Deborah Baron is currently a senior vice president in Pfizer Inc.’s Worldwide Business Development Group, which she joined in 2002. In this role, Ms. Baron leads all Pfizer business development activities, covering a wide range of transaction types including venture investments, research/development/commercial collaborations, license agreements, mergers and acquisitions, and divestitures. Prior to this role, Ms. Baron held positions of increasing responsibility at Pfizer, including leading business development activities in Pfizer’s Primary Care and Emerging Markets businesses. Before joining Pfizer in 2002, Ms. Baron was an associate principal at McKinsey & Co, a management consulting firm, and was previously a manufacturing engineer at The Stanley Works, now Stanley Black & Decker, Inc., a manufacturer of industrial tools and household hardware and provider of security products. Ms. Baron received her B.S. in Mechanical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology.

Mr. Patrick and Ms. Baron shall each receive an initial option award for his or her Board service with a grant date fair value equal to $856,000 (provided that such options shall not exceed, and shall be capped at, 92,000 in the aggregate), vesting in 36 monthly installments through the third anniversary of the grant date. As non-employee directors, Mr. Patrick and Ms. Baron shall also each receive cash compensation in accordance with the Company’s previously-disclosed Non-Employee Director Compensation Policy. Ms. Baron was nominated to serve as a director by Pfizer Inc. pursuant to that certain Amended and Restated Registration and Shareholder Rights Agreement, dated as of October 27, 2020, by and among the Company and the investors party thereto (the “Shareholder Rights Agreement”). Douglas Giordano, who was previously nominated by Pfizer Inc. to serve on the Board pursuant to the Shareholder Rights Agreement, shall remain as an independent director on the Board as the director mutually agreed by the Company and ARYA Sciences Holdings II to serve on the Board. Neither Mr. Patrick nor Ms. Baron is a party to any transaction with the Company that would require disclosure under Item 404(a) of Regulation S-K, and, except as disclosed above, there are no arrangements or understandings between Mr. Patrick or Ms. Baron and any other persons pursuant to which he or she was selected as a director. In addition, Mr. Patrick and Ms. Baron will each enter into an indemnification agreement with the Company consistent with the form of indemnification agreement entered into between the Company and its existing non-employee directors.

On January 20, 2021, the Company entered into a waiver of the Shareholder Rights Agreement to expand the size of the Board to 11 directors and permit Mr. Patrick to be appointed as a Class III director and Ms. Baron to be appointed as a Class II director. A copy of the waiver is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

On January 21, 2021, the Company issued a press release announcing the appointment of Mr. Patrick and Ms. Baron to the Board. A copy of this press release is filed as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Waiver, dated January 20, 2021, by and among Cerevel Therapeutics Holdings, Inc. and the investors party thereto

99.1	Press release issued by Cerevel Therapeutics Holdings, Inc. on January 21, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CEREVEL THERAPEUTICS HOLDINGS, INC.

Date: January 21, 2021	By:	/s/ Kathy Yi
Kathy Yi
Chief Financial Officer

Exhibit 10.1

WAIVER

January 20, 2021

This Waiver (this “Waiver”) is made and entered into as of January 20, 2021, by and among Cerevel Therapeutics Holdings, Inc., a Delaware corporation (the “Company”), and the undersigned investors (the “Investors”).

Reference is hereby made to that certain Amended and Restated Registration and Shareholder Rights Agreement (the “Agreement”), dated as of October 27, 2020, by and among the Company and the investors party thereto. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Agreement.

WHEREAS, pursuant to Sections 4.1.1 of the Agreement, the only individuals entitled to be nominated by the Board to be elected or appointed as Directors shall be as set forth therein, which, subject to the terms and conditions therein, shall be four Bain Directors, two Pfizer Directors, two Outside Directors, and the person serving as chief executive officer of the Company as of any given time;

WHEREAS, pursuant to Section 4.1.2 of the Agreement, the Board shall be divided into three (3) classes, designated Class I, II and III, with Class I consisting of up to four (4) Directors, Class II consisting of up to three (3) Directors and Class III consisting of three (3) Directors;

WHEREAS, the Board proposes to appoint Deborah Baron to serve as a Class II Director on the Board and a Pfizer Director and Deval Patrick to serve as a Class III Director on the Board, which shall result in (a) the Board being comprised of eleven (11) Directors and (b) Class I consisting of three (3) Directors, Class II consisting of four (4) Directors and Class III consisting of four (4) Directors (the appointment of Deborah Baron and Deval Patrick pursuant to clauses (a) and (b) together, the “Appointment”); and

WHEREAS, pursuant to Section 5.6 of the Agreement, the Agreement may be amended, modified or extended, and the provisions thereof may be waived, only by an agreement in writing signed by the Company and the Majority Sponsor Investors, and each such amendment, modification, extension or waiver shall be binding upon each party thereto.

NOW, THEREFORE, in consideration of the foregoing, the Company and the undersigned Investors hereby acknowledge and agree as follows:

1.    The undersigned Investors, together comprising the Majority Sponsor Investors, hereby irrevocably waive, on behalf of themselves and each other party to the Agreement, Sections 4.1.1 and 4.1.2 of the Agreement solely to the extent necessary to expand the size of the Board to eleven (11) Directors and change the number of Directors in each class of the Board, in each case for purposes of permitting the Appointment; provided, however, the waiver provided in this Section 1 is effective only as to the foregoing and in no way affects or impairs any other rights of the parties under the Agreement.

2.    Except as expressly amended, modified, supplemented or waived hereby, the provisions of the Agreement are and will remain in full force and effect.

3.    This Waiver may be executed in any number of counterparts, each of which shall constitute one agreement binding on all the parties to the Agreement.

4.    This Waiver shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, exclusive of its choice of laws and conflicts of laws rules.

[Signature page follows]

2

IN WITNESS WHEREOF, the undersigned have executed this Waiver as of the date first set forth above.

CEREVEL THERAPEUTICS HOLDINGS, INC.

By:	/s/ N. Anthony Coles
Name:	N. Anthony Coles
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the undersigned have executed this Waiver as of the date first set forth above.

BC PERCEPTION HOLDINGS, LP

By:	BCPE Perception GP, LLC, its general partner

By:	/s/ Chris Gordon
Name:	Chris Gordon
Title:	Authorized Signatory

IN WITNESS WHEREOF, the undersigned have executed this Waiver as of the date first set forth above.

PFIZER INC.

By:	/s/ Deborah Baron
Name:	Deborah Baron
Title:	SVP Worldwide Business Development

Exhibit 99.1

Cerevel Therapeutics Announces the Appointments of Deval Patrick

and Deborah Baron to its Board of Directors

Cambridge, Mass. – January 21, 2021 – Cerevel Therapeutics, a company dedicated to unraveling the mysteries of the brain to treat neuroscience diseases, announced today that it has appointed the Honorable Deval Patrick and Deborah Baron to serve as independent members of its Board of Directors.

Mr. Patrick, a former two-term governor of Massachusetts, is an experienced business and government leader with a deep understanding of the life sciences ecosystem. He currently serves as a director at Global Blood Therapeutics, Amwell, Twilio, and Environmental Impact Acquisition Corp. He is also the founder and chairperson of the TogetherFund, a political action committee that supports progressive politics and grassroots groups working to drive turnout and engagement among disenfranchised and marginalized voters. Mr. Patrick was previously a managing director at Bain Capital.

Ms. Baron is senior vice president, Worldwide Business Development for Pfizer Inc., where she leads all business development activities including prioritizing opportunities, managing evaluations, and executing transactions.

“Deval and Deborah are each exceptional leaders in the life sciences community, and they will bring a diverse set of experiences and perspectives to Cerevel,” said Tony Coles, M.D., chief executive officer and chairperson of Cerevel Therapeutics. “I look forward to adding their voices, their wisdom and their experience to our board as we continue our aspiration to build the premier neuroscience company.”

“Cerevel exemplifies the innovative spirit of the life sciences industry in Massachusetts, as it seeks to bring new treatment options to patients facing Parkinson’s disease, epilepsy, schizophrenia, and other devastating conditions,” said Mr. Patrick. “I am excited to join the Cerevel board and support the company’s mission to change what is possible in neuroscience.”

“I am proud to continue Pfizer’s participation on the Cerevel board, as Cerevel applies its expertise in neurocircuitry and receptor selectivity to advance an innovative pipeline of medicines,” said Ms. Baron. “Cerevel has been purpose-built with an experienced team of drug developers and the capabilities to advance new treatment options for neuroscience diseases.”

About Deval Patrick

Originally from the South Side of Chicago, Mr. Patrick has had a career as a business and civil rights attorney and business executive, becoming a partner at two Boston law firms and a senior executive at Texaco and Coca-Cola. In 1994, President Clinton appointed Mr. Patrick to the nation’s top civil rights post, Assistant Attorney General for Civil Rights.

In 2006, in his first bid for public office, he became Massachusetts’ first African-American governor. In his two terms as Governor, Mr. Patrick oversaw the expansion of affordable health care to more than 98 percent of state residents, launched initiatives stimulating clean energy and biotechnology, won a national Race to the Top grant, and steered the state out of recession to a 25-year high in employment.

From April 2015 to December 2019, he served as a Managing Director of Bain Capital LLC, where he focused on investments that deliver both a competitive financial return and significant positive social impact. Mr. Patrick is a Rockefeller Fellow, a Crown Fellow of the Aspen Institute, and the author of two books, A Reason to Believe: Lessons from an Improbable Life and Faith in the Dream: A Call to the Nation to Reclaim American Values.

Mr. Patrick received a B.A. in English and American literature from Harvard College and a J.D. from Harvard Law School.

About Deborah Baron

Deborah Baron is senior vice president, Worldwide Business Development for Pfizer Inc. In this role, Ms. Baron leads all Pfizer business development activities including prioritizing opportunities, managing evaluations, and executing transactions. Ms. Baron’s team covers a wide range of transaction types including venture investments, collaborations, license agreements, mergers and acquisitions, and divestitures.

Prior to this role, Ms. Baron held positions of increasing responsibility at Pfizer, including leading business development activities in Pfizer’s Primary Care and Emerging Markets businesses. Before joining Pfizer in 2002, Ms. Baron was an associate principal in the New York office of McKinsey and Company, a management consulting firm, and previously she worked as a manufacturing engineer at The Stanley Works in New Britain, Connecticut.

Ms. Baron earned her M.B.A. from the MIT Sloan School of Management and a B.S. in mechanical engineering from MIT.

About Cerevel Therapeutics

Cerevel Therapeutics is dedicated to unraveling the mysteries of the brain to treat neuroscience diseases. The company is tackling neuroscience diseases with a differentiated approach that combines expertise in neurocircuitry with a focus on receptor selectivity. Cerevel Therapeutics has a diversified pipeline comprising five clinical-stage investigational therapies and several pre-clinical compounds with the potential to treat a range of neuroscience diseases, including Parkinson’s, epilepsy, schizophrenia and substance use disorder. Headquartered in Cambridge, Mass., Cerevel Therapeutics is advancing its current research and development programs while exploring new modalities through internal research efforts, external collaborations or potential acquisitions. For more information, visit www.cerevel.com.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements about our potential to become a premier neuroscience company and the intended results of our strategy. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

# # #

Media Contact:

Kate Contreras

W2O

kcontreras@w2ogroup.com

Investor Contact:

Matthew Calistri

Cerevel Therapeutics

matthew.calistri@cerevel.com